FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report on Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 April 30, 2003


                          VOCALTEC COMMUNICATIONS LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)
                                 2 Maskit Street
                             Herzliya 46733, Israel
                    ----------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               -----

Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

               (i) Release, dated April 30, 2003, entitled " VOCALTEC ANNOUNCES FIRST QUARTER RESULTS "

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: April 30, 2003

                    VOCALTEC ANNOUNCES FIRST QUARTER RESULTS

                  Operating loss narrows to lowest levels ever

HERZLIA, Israel, April 30, 2003 -- VocalTec Communications Ltd.
(NASDAQ:VOCL) today reported results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $6.2 million, representing a sequential increase of 154 percent from $2.4 million in the fourth quarter of 2002, and an increase of 85 percent from $3.3 million in the first quarter of 2002.

According to US GAAP, net loss in the first quarter of 2003 was $1.3 million, or $0.11 per share, compared with earnings of $6.5 million, or $0.53 per share in the fourth quarter of 2002 (including gain on the sale of ITXC shares of $7.8 million, a tax benefit of $1.6 million and other income of $165,000), and compared with a net loss of $3.9 million, or $0.32 per share, in the first quarter of 2002 (including a tax benefit of $3.8 million, discontinued operations of $2.4 million and a gain on the sale of ITXC shares of $329,000).

Net loss excluding one-time items (noted above) was $1.3 million, or $0.11 per share, in the first quarter of 2003, compared with $3.1 million or $0.26 per share in the fourth quarter of 2002, and $5.6 million of $0.46 per share in the first quarter of 2002.

     Commenting on the quarter, Dr. Elon Ganor, Chairman and CEO of VocalTec, stated, "Visibility has improved and we believe the worst is over. By revenue increase and stringent controls of operating expenses, we have narrowed our loss to the lowest levels in the company history. Deal size is getting larger and the market is extremely competitive, but we believe we are well-positioned to capitalize on the continued strength of the international long distance market. In addition, with the introduction of our Essentra(TM) softswitch architecture this quarter, we are expanding our potential market to include the much larger national long distance market, which is expected to grow from 72 billion minutes this year to 390 billion minutes by 2005, according to Probe Research. It is estimated that 30 to 40 percent of these minutes come from emerging and deregulated markets which is our primary area of focus."

Gross margins declined to 53% in the first quarter of 2003, from 59% in the fourth quarter of 2002, reflecting the unusual characteristics of a large deal. This is not expected to be typical of gross margin going forward.

The company continued its stringent expense control. Operating expenses for the quarter remained stable at $4.5 million, compared to $4.5 million in the fourth quarter of 2002 and $7.8 million in the first quarter of 2002. Operating loss in the first quarter of 2003 was $1.2 million compared with $3.1 million in the fourth quarter of 2002, and $5.8 million in the first quarter of 2002.

Cash, cash equivalents and short-term investments were $15.2 million in the first quarter of 2003, compared with $17.7 million in the fourth quarter of 2002. The company believes that this will be above $16 million in the second quarter of 2003.

"Through stringent expense control and strong working capital management, we made significant progress toward reaching breakeven," noted Hugo Goldman, VocalTec's Chief Financial Officer.

The company also announced separately that Rina Shainski, a member of our Board of Directors notified the company of her resignation from the board in late April since her other responsibilities do not permit her to continue her tenure with the company, and the company is considering candidates to replace Ms. Shainski.

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, Marconi Portugal, Communication Authority of Thailand (CAT), and Data Access India, our multi-service solutions are commercially deployed in more than 130 countries, powering 25 percent of the world's revenue-generating international VoIP minutes. The foregoing market share information is based solely on our estimates and is not based on any survey conducted by an independent third party.

VocalTec's field-proven solutions support network packet tandem services including international and national long distance calling, exchange carrier services and rural telephony, as well as global hosted services including VoIP VPN, IP Centrex/Hosted IP PBX, conferencing, global call center and calling card services. Essentra(TM) is a carrier-grade, SIP-based softswitch architecture that integrates the benefits of SIP, MGCP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity.

Learn more about our products and solutions at www.vocaltec.com.

For questions or further information, please contact:

Carmen Deville
Investor Relations for VocalTec
US:      201-228-7000 x6208
Israel:  +972-9-9707885
carmen@vocaltec.com

                                      # # #
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market growth and positioning, profitability plans, projections, fluctuations in market and customer demand, product development and performance, technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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


                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      All data in thousands of U.S. dollars except per-share and share data

                                          Three months ended
                                                March 31
                                    ---------------------------------
                                        2003             2002
                                    ---------------- ----------------
                                                Unaudited
Sales
   Products                                  5,675            2,974
   Services                                    485              361
                                   ---------------- ----------------
                                             6,160            3,335
                                   ---------------- ----------------

Cost of Sales
   Products                                  2,675            1,186
   Services                                    247              156
                                   ---------------- ----------------
                                             2,922            1,342
                                   ---------------- ----------------
       Gross Profit                          3,238            1,993
                                   ---------------- ----------------

Operating Expenses:

  Research and development, net              1,100            1,601
  Marketing and selling                      2,540            4,976
  General and administrative                   843            1,251
                                   ---------------- ----------------
      Total Operating Expenses               4,483            7,828
                                   ---------------- ----------------

       Operating loss                      (1,245)          (5,835)
                                   ---------------- ----------------

Other income, net                               19              329
Financing income (Expense), net               (58)              237
                                   ---------------- ----------------


Loss from continuing operations            (1,284)          (5,269)
before tax benefit (income taxes)
Tax benefit (income taxes)                    (10)            3,791
                                   ---------------- ----------------
   Loss from continuing operations         (1,294)          (1,478)

Discontinued Operations :
Loss from operations of discontinued             -             (588)
segment
Loss on disposal of segment                      -           (1,786)
                                   ---------------- ----------------
     Net Loss                              (1,294)          (3,852)
                                   ================ ================


Basic and diluted net loss per
 ordinary share:
Loss from continuing operations             (0.11)           (0.12)
Loss from discontinuing operations                           (0.20)
                                                 -
                                   ---------------- ----------------
Basic and diluted net loss                  (0.11)           (0.32)
                                   ================ ================

Weighted average number of
 ordinary shares used in                    12,127           12,127
computing  per share amounts (in thousands)
                                   ================ ================



                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEET
                         (In thousands of U.S. dollars)


                                        March 31        December 31
                                          2003             2002
                                      --------------  ----------------


Current Assets
  Cash, cash equivalents
  and short term investments                15,239            17,736
  Trade receivables, net                     3,403               744
  Other receivables                          1,606             2,035
  Inventories                                3,327             4,086
                                     --------------  ----------------
       Total Current Assets                 23,575            24,601
                                      --------------  ----------------

Severance pay funds                          1,470             1,431
                                     --------------  ----------------

Equipment, Net                               2,121             2,475
                                     --------------  ----------------


                    Total Assets            27,166            28,507
                                      ==============  ================



Current Liabilities
  Trade payables                             3,516            2,814
  Accrued expenses and other liabilities     4,698            5,996
  Deferred revenues                          1,597            1,086
                                      --------------  ----------------
                                             9,811            9,896
                                     --------------  ----------------

Long Term Liabilities
   Accrued severance pay                     2,655            2,617
                                     --------------  ----------------
                                             2,655            2,617
                                     --------------  ----------------

          Total Liabilities                 12,466           12,513
                                     --------------  ----------------


Shareholders' Equity
  Share capital
   Ordinary shares of NIS 0.01 par value:
    Authorized - 30,000,000 shares;
    Issued and outstanding - 12,127,058         36                36
  Additional paid-in capital                97,015            97,015
  Accumulated deficit                     (82,351)          (81,057)
                                     --------------  ----------------
        Total Shareholders' Equity          14,700           15,994
                                     --------------  ----------------

      Total liabilities and
          shareholders' equity              27,166           28,507
                                     ==============  ================